                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                NTS-Properties VI
                       (Name of Subject Company (issuer))

                     NTS-Properties VI (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E407
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                    NTS-Properties Associates VI and Manager
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

[  ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the  appropriate  boxes below to designate any  transactions to which the statement relates:
     [X]      third-party tender offer subject to rule 14d-1.
     [X]      issuer tender offer subject to rule 13e-4.
     [ ]      going private transaction subject to Rule 13e-3.
     [ ]      amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 dated July 30, 2001  supplements and amends the Tender
Offer  Statement  on  Schedule  TO (the  "Original  Statement")  filed  with the
Securities  and Exchange  Commission  on June 25, 2001 by  NTS-Properties  VI, a
Maryland limited partnership (the "Partnership"),  ORIG, LLC, a Kentucky limited
liability   company  and  affiliate  of  the  Partnership   (collectively,   the
"Offerors"),  J. D.  Nichols and Brian F. Lavin in  connection  with an offer to purchase  up to  200  limited  partnership  interests  in the  Partnership  (the
"Offer"). Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

     This Amendment No. 1 amends the Original Statement by including a copy of a notice to the  Partnership's  limited  partners  dated July 30,  2001,  which is attached as an exhibit to this  Amendment No. 1, and which  notifies the limited partners that: (i) the Offer to Purchase,  which was mailed to limited  partners on June 25,  2001,  has been  amended  and  restated;  and (ii) the  Amended and
Restated Offer to Purchase should be reviewed  carefully by each limited partner prior to making a  decision  to  tender  or  refrain  from  tendering  Interests pursuant to the Offer. The Amended and Restated Offer to Purchase is included as an exhibit to this Amendment No. 1.

Item 12.  Material to be filed as Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(vi) Notice sent by the  Partnership  to Limited  Partners  dated July 30,
           2001.

(a)(1)(vii)  Amended and Restated  Offer to Purchase sent by the  Partnership to
             Limited Partners dated July 30, 2001.

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                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:    July 30, 2001        NTS-PROPERTIES VI, a Maryland limited
                              partnership

                              By:      NTS-PROPERTIES ASSOCIATES VI
                                       General Partner

                              By:      /s/ J. D. Nichols
                                       -----------------------------------------
                                       J.D. Nichols, Managing General Partner

                              ORIG, LLC, a Kentucky limited liability company.

                              By:      /s/ J. D. Nichols
                                       -----------------------------------------
                                       J.D. Nichols, Manager

                              /s/ J. D. Nichols
                              --------------------------------------------------
                              J. D. Nichols, individually

                              /s/ Brian F. Lavin
                              --------------------------------------------------
                              Brian F. Lavin, individually

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                                    EXHIBITS

Exhibit
Number     Description
------     -----------
(a)(1)(vi) Notice sent by the  Partnership  to Limited  Partners  dated July 30,
           2001.

(a)(1)(vii)  Amended and Restated  Offer to Purchase sent by the  Partnership to
             Limited Partners dated July 30, 2001.

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